

July 16, 2012

Via E-Mail
Mr. Brian W. Kocher
Chief Financial Officer
Chiquita Brands International, Inc.
250 East Fifth Street
Cincinnati, Ohio 45202

> **Re: Chiquita Brands International, Inc.**
> **Form 10-K for the year ended December 31, 2011**
> **Filed February 27, 2012**
> **File No. 001-01550**

Dear Mr. Kocher:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Exhibit 13
Management's Discussion and Analysis
Operations, page 3

1. We note that your discussion of the changes in the results of operations focuses on net sales, segment results and operating income. Please revise to also discuss and analyze the factors responsible for changes in cost of sales. Because segment results and operating income are impacted by both sales and cost of sales, we believe a separate discussion of cost of sales results is necessary and appropriate to enable the reader of your financial statements to easily identify all factors that impacted the Company's results of operations.

Note 20 – Deconsolidation, Divestitures and Discontinued Operations, page 56

2. We note that you recognized a gain of $32.4 million on the sale of your 51% interest in the European smoothie business to Danone S.A. for $18 million and deconsolidated this entity. We also note that the gain recognized included a gain of $15 million related to the remeasurement of the retained investment in the European smoothie business to its fair value of $16 million on the closing date. We further note that the fair value of the investment was a Level 3 measurement based upon the consideration paid by Danone for 51% of the Danone JV including a discount for lack of control. In light of the materiality of this gain, please explain to us in detail how the $15 million gain related to the remeasurement of value of the European smoothie business was determined, as well as the remaining gain of $17 million. We may have further comment upon reviewing your response.

Note 13. – Leases, page 41

3. We note from the disclosure provided in Note 13 that a portion of the Company's operating leases of containers contain residual value guarantees under which the Company guarantees a certain minimum value of the containers at the end of the lease. We also note that the Company estimates that such residual value guarantees are approximately $21 million and $26 million at December 31, 2011 and 2010, respectively. With regards to this residual value guarantees, please tell us and revise future filings to indicate whether the Company has recognized any accruals for amounts which may be payable at the conclusion of the leases for the residual value guarantees. If no such liabilities have been recognized in the Company's financial statements, please explain why.

Note 15. Income Taxes

4. Please revise Note 15 to disclose the foreign and domestic components of the Company's earnings before taxes. Refer to the disclosure requirements outlined in Rule 4-08(h) of Regulation S-X.

Note 19. Contingencies
Italian Customs Cases, page 54

5. We note the disclosure in Note 19 indicating that certain customs proceedings are pending against the Company in Italy but are being appealed. We also note that under Italian law, the amounts claimed in certain cases have become due and payable notwithstanding the pending appeals and that during 2009 and 2010 the Company began making payments of amounts due, including related interest. We also note that certain amounts related to the 2004-2005 customs cases will begin to be paid beginning in March 2012. With regard to these payments, please tell us how the amounts being paid under these arrangements are being accounted for in the Company's financial statements, given

the pending appeals. If they are not being recognized as an expense, please explain your basis or rationale for the treatment being used. As part of your response, you should also indicate whether the Company has recognized a liability in its financial statements for the full amounts of the payment obligations. If not, please explain why. We may have further comment upon review of your response.

Note 16. Stock-Based Compensation, page 48

6. Please revise the notes to your financial statements in future filings to include all of the disclosures required by ASC 718-10-50 with respect to your stock-based compensation arrangements, as applicable. In this regard, we note that various disclosures outlined in ASC 718-10-50 have not been provided such as the aggregate intrinsic value of your outstanding and exercisable options and the methods and significant assumptions that were used to value your stock-based compensation grants. Please confirm that you will revise future filings to include all required disclosures.

Report on Form 8-K dated May 8, 2012

7. We note that you present the non-GAAP measure "comparable income" in the press release included as an exhibit to your report on Form 8-K. Please revise future filings to explain why management believes this measure provides useful information to investors regarding the Company's results of operations and to the extent material, disclose the additional purposes if any that the Company's management uses this non-GAAP financial measure. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, the undersigned at (202) 551-3750 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

/s/ Lyn Shenk for

Linda Cvrkel
Branch Chief